                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August, 2004                   Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________        No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


--------------------------------------------------------------------------------

This report on Form 6-K, dated May 20, 2004, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), filed with the Securities and Exchange Commission (the "SEC") in July 2001 and registration statement on F-10 (File No. 333-114261), which was originally filed with the SEC on April 7, 2004.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NORTH AMERICAN PALLADIUM LTD.


Date:     August 4, 2004                  By:  /s/ Mary Batoff
     ------------------------------          -----------------------------------
                                                   Mary Batoff

                                          Title: Secretary



--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit         Description of Exhibit                                   Page
--------------------------------------------------------------------------------

      1         Material Change Report dated July 19, 2004
                regarding operating results for the second
                quarter 2004.                                              4